SECURITI 05037350 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~50414~~ 52013

FEB 28 2005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Louis Capital Markets, LP (Successor to Louis Capital Markets, LLC)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

67 Wall Street, Suite 1806
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael C. Benhamou (212) 509-4400
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

3/14/05

OATH OR AFFIRMATION

I, Michael C. Benhamou, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Louis Capital Markets, LP (Successor to Louis Capital Markets, LLC), as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

Notary Public

NATHAN J. MINUCCI
Notary Public, State of New Jersey
No. 2158887
Qualified in Middlesex County
My Commission Expires ~~October 19, 1998~~
DECEMBER 10, 2008

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOUIS CAPITAL MARKETS, LP

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

LOUIS CAPITAL MARKETS, LP

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Partners of
Louis Capital Markets, LP

We have audited the accompanying statement of financial condition of Louis Capital Markets, LP (the "Partnership") as of December 31, 2004. This statement of financial condition is the responsibility of the management of Louis Capital Markets, LP. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Louis Capital Markets, LP as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of expressing an opinion on the statement of financial condition taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated, in all material respects, in relation to the statement of financial condition taken as a whole.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 10, 2005

LOUIS CAPITAL MARKETS, LP

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS		
Cash	$	571,020
Receivable from clearing broker		1,075,598
Property and equipment, net		166,257
Due from affiliate		313,743
Other assets		542,766
	$	2,669,384
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Accounts payable and accrued expenses	$	519,426
Capital lease obligations		80,945
Total liabilities		600,371
Partners' capital		2,069,013
	$	2,669,384

See accompanying notes to financial statements.

1. Nature of operations

Louis Capital Markets, LP ("The Partnership") is a limited partnership formed on May 30, 2003. The Partnership is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Partnership is also a member of the National Futures Association (NFA) and an introducing broker registered with the Commodities Futures Trading Commission (CFTC). The Partnership commenced operations on December 31, 2003 when Louis Capital Markets, LLC contributed all of its net assets in exchange for its partners' interest in the Partnership. The Partnership is engaged in retailing corporate equity securities over-the-counter primarily to institutional investors.

2. Summary of significant accounting policies

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Partnership provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Computer equipment	3 years	Straight-line
Office equipment	5 years	Straight-line
Furniture and fixtures	5-7 years	Straight-line
Automobile	3 years	Straight-line
Leasehold improvements	Lease term	Straight-line

Revenue and Expense Recognition

Securities transactions and the related revenues and expenses are recorded on the trade-date.

Income Taxes

No provision for income taxes has been included in these financial statements since taxable income or loss passes through to, and is reportable by, the partners individually. The Partnership is subject to New York City unincorporated tax.

Use of Estimates

The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Property and equipment

At December 31, 2004, property and equipment consisted of the following:

Computer equipment	$	201,272
Office equipment		190,392
Furniture and fixtures		58,170
Automobile		26,161
Leasehold improvements		11,589
		487,584
Less accumulated depreciation and amortization		321,327
	$	166,257

Included in office equipment and computer equipment at December 31, 2004 is $237,714 relating to assets recorded under capital leases. Included in accumulated depreciation and amortization at December 31, 2004 is $121,076 of amortization relating to assets recorded under capital leases.

4. Net capital requirements

The Partnership is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. The Partnership is also subject to the Commodity Futures Trading Commission's minimum financial requirements which require that the Partnership maintain net capital, as defined for securities brokers and dealers, equal to or in excess of the greater of $30,000 or the amount of net capital required by the SEC Rule 15c3-1. At December 31, 2004, the Partnership's net capital was approximately $1,204,000, which was approximately $1,104,000 in excess of its minimum requirement of $100,000.

5. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Due from affiliate

As of December 31, 2004 the Partnership has a receivable from an affiliate of approximately $314,000, which is comprised of non-interest bearing amounts advanced for expenses during the start up phase of the affiliate's operations. During 2004, the affiliate repaid approximately $498,000 of amounts advanced by the Partnership.

7. Off-balance sheet risk and concentration of credit risk

Pursuant to its clearance agreement, the Partnership introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. Therefore, all of the money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Partnership has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Partnership. In accordance with industry practice and regulatory requirements, the Partnership and the clearing broker monitor collateral on the securities transactions introduced by the Partnership. In addition, the receivables from the clearing broker are pursuant to this clearance agreement and the Partnership must maintain at least $1,000,000 in cash and securities at all times with the clearing broker.

In the normal course of business, the Partnership's customer activities involve the execution and settlement of securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. The General Partner regularly monitors the financial condition of these institutions in order to keep the potential risk to a minimum.

8. Leases

Operating Lease

The Partnership had a lease agreement for its office space which expired in November 2004. The Partnership is currently renting the same space on a month-to-month basis and expects to relocate by June 2005. Rent expense for the year ended December 31, 2004 was approximately $177,000.

Capital Leases

Future minimum lease payments at December 31, 2004, under agreements classified as capital leases in excess of one year, are approximately as follows:

Year ending December 31,		
2005	$	59,000
2006		23,000
2007		7,000
		89,000
Less amount representing interest		8,000
Present value of net minimum lease payments	$	81,000

9. Required tax distributions

As required by the limited partnership agreement, the Partnership is required to make a tax distribution in an amount no less than an amount determined by multiplying the net income of the Partnership by the highest combined applicable federal, state and local tax rates. For the year ended December 31, 2004 this amount approximates $1,130,000. Amounts paid during the year were made in accordance with this requirement.

LOUIS CAPITAL MARKETS, LP

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2004

Net capital		
Partners' capital		$ 2,069,013
Less nonallowable assets		
Property and equipment, net		166,257
Due from affiliates		313,743
Other assets		384,541
		864,541
Net capital		$ 1,204,472
Aggregate indebtedness		$ 600,371
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 40,045
Minimum net capital required (under SEC Rule 15c3-1 and under CFTC Regulation 1.17)		$ 100,000
Excess net capital (under SEC Rule 15c3-1 and under CFTC Regulation 1.17)		$ 1,104,472
Percentage of aggregate indebtedness to net capital	$ 600,371 / $ 1,204,472	
		50%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Partnership's unaudited Form X-17A-5, Part II-A filing as of December 31, 2004.